PREMIUM NICKEL RESOURCES LTD. ANNOUNCES FILING OF
NI 43-101 TECHNICAL REPORT ON SELKIRK MINE IN BOTSWANA

Toronto, Ontario, April 12, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to announce that it has filed a technical report, in accordance with

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), for the Company's 100% owned nickel, copper, cobalt, platinum-group elements ("Ni-Cu-Co-PGE") Selkirk Mine in Botswana.

The Company acquired the Selkirk Mine together with associated infrastructure and four surrounding prospecting licences in August 2022 in an asset purchase agreement with the Liquidator of Tati Nickel Mining Company ("TNMC") (see news release of PNRL dated August 22, 2022). The Selkirk Mine is a secondary asset to the Company's 100% owned flagship Selebi Ni-Cu-Co Mine and includes a historical mineral resource estimate ("MRE") of 52.2 Mt (Measured and Indicated) at 0.32% Ni, 0.31% Cu, 0.15 g/t Pt, 0.46 g/t Pd and 0.06 g/t Au (refer to Table 1 for a breakdown by category).

The technical report, entitled "NI 43-101 Technical Report, Selkirk Nickel Project, Northeast District, Republic of Botswana", dated April 12, 2023 (with an effective date of March 31, 2023) (the "Selkirk Technical Report") was prepared for the Company by G Mining Services Inc. in accordance with NI 43-101. The Selkirk Technical Report is available on SEDAR (www.sedar.com) under the Company's issuer profile and on the Company's website (www.premiumnickel.com).

The Selkirk Mine has been subject to prior economic studies, with the most recent being a feasibility study undertaken by WorleyParsons Limited on behalf of BCL Limited in 2015-2016, which was not prepared in accordance with, and does not comply with, NI 43-101. The Selkirk Technical Report contains a summary of historic geological and environmental work carried out by the former operator, TNMC, including drilling and historical resource estimates, and recent work undertaken by PNRL including archeological work, metallurgical studies, core sampling and an underground grab sampling program.

Keith Morrison, CEO commented: "The Selkirk surface deposit is located 75 kilometres north of our flagship Selebi Mine in Botswana. The Selkirk deposit is a separate asset from our primary underground Selebi and Selebi North deposits, providing the Company with an additional permitted source of Ni-Cu-Co and PGE resources. The NI 43-101 prepared Selkirk Technical Report is based on work completed between 1970 and 2016 by four previous owners, including 108,767 metres of drilling in 505 holes.

Our technical plan this year at Selkirk will include both exploration and resource drilling (approximately 20,000 meters), QA/QC legacy core resampling, geological and structural modeling and additional metallurgical testing. Our objective is to generate a NI 43-101 compliant resource estimate in Q1 2024, and pending positive outcomes of the 2023 work programs, complete an economic evaluation of a potential open pit operation."

The Selkirk property includes a mining license and four prospecting licences covering a total of approximately 141.28 square kilometres. The Mining Licence contains the former producing Selkirk Mine, which produced 1.0 Mt grading 2.6% Ni and 1.5% Cu between 1989 and 2002.

PNRL's comprehensive due diligence on the Selkirk Mine included the analysis of historic data and collection of new data including a proof-of-concept metallurgical study that established it was possible to produce two separate copper and nickel concentrates with potentially significant PGE content. The metallurgical testing carried out by SGS in Lakefield, Ontario, produced a copper concentrate of 33% Cu, 0.32 % Ni, and 36.0 g/t Pd; and a nickel concentrate of 10% Ni, 6% Cu, and 9.0g/t Pd with total recoveries of 86% copper, 63% nickel and 69% palladium. Importantly, the low nickel (0.32%) content of the copper concentrate, the lack of obvious deleterious elements, and the ability to produce tailings with a low sulphur content (<1%) was achievable.

Selkirk is host to two types of mineralization: (1) massive sulphides, located within the metagabbro intrusion and small, massive sulphide accumulations at the base of the taxitic metagabbro intrusive, and (2) matrix and disseminated sulphides as a halo surrounding and down-plunge of the massive sulphide body. The disseminated-blebby zone that once contained the massive sulphide lens lies 50 to 100 metres above the basal contact of the footwall quartz diorite and mimics the footwall contact. Historical drilling suggests that the massive sulphide lens was synformal in shape, measured up to 70 to 90 metres wide, averaged 20 metres thick and had a plunge extent of 200 metres. The disseminated-blebby sulphide mineralization surrounding the massive sulphides is also synformal in shape and averages 120 metres wide, 100 to 150 metres thick, and plunges shallowly to the south at 20 degrees. It is defined from surface over a down plunge distance of 900 metres and remains open at depth. Mineralization consists of pentlandite, pyrrhotite, chalcopyrite and pyrite. At least three generations of dykes crosscut the mineralized metagabbro.

Between 2003 and 2016, over 80,000 metres of diamond drilling was completed and several resource estimates, metallurgical studies and feasibility studies were completed by TNMC to evaluate the Selkirk Deposit as an open pit operation. These mineral resources are considered historic in nature, as insufficient data verification has been conducted to verify the reported tonnages and grades. The most recent resource estimate reported combined measured and indicated mineral resources of 52.2 Mt at 0.32% Ni, 0.31% Cu, 0.15 g/t Pt, 0.46 g/t Pd and 0.06 g/t Au using a lower cut-off of 0.20% Ni (refer to Table 1 for a breakdown by category). This block model takes into account all faults and offset blocks, shears, barren dykes, intrusions and loss zones that affect the mineralized portion of the Selkirk meta-gabbros. The resource classification used a combination of kriging efficiency, minimum distance to composites and search ellipse dimensions. Lastly, the reporting cut-off was increased to 0.20% Ni to reflect 2016 mining and processing costs. An updated block with a smaller selective mining unit size (5 m x 5 m x 5 m) was created.

Table 1: Summary of 2016 Mineral Resource Estimates at Selkirk at a Lower Cut-off of 0.20% Ni

Category	M Tonnes	Ni %	Cu %	Pt g/t	Pd g/t	Au g/t
Measured	44.7	0.31	0.31	0.13	0.50	0.06
Indicated	7.4	0.38	0.28	0.23	0.24	0.06
M & I	52.2	0.32	0.31	0.15	0.46	0.06

The Selkirk Mine is considered by PNRL to be an "early-stage exploration property" as defined by Section 1.1 of NI 43-101, and the Selkirk Technical Report does not contain a mineral resource estimate, mineral reserve estimate or economic study such as a preliminary economic assessment, pre-feasibility study or a feasibility study. In its current state, the scientific data existing on the Selkirk Mine does not support the estimation of a mineral resource, as significant data verification work is required.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, Chief Geophysicist of the Company, who is a "qualified person" for the purposes of NI 43-101.

Historical Estimate

The historic mineral resource estimate on the Selkirk Mine described in this news release, as summarized in Table 1 above, is considered to be historical in nature and should not be relied upon as a current mineral resource estimate. While management believes that the historic mineral resource estimate on the Selkirk Mine could be indicative of the presence of mineralization on the Selkirk Mines property, a qualified person has not completed sufficient work to classify the historical mineral estimate as a current mineral resource estimate and PNRL is not treating the historical mineral estimate as a current mineral resource estimate.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that focuses on discovering and advancing high-quality nickel, copper and cobalt resources. We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

Our global strategy is to identify the most promising Ni-Cu-Co-PGE projects and acquire or invest in opportunities that offer high prospectivity in mining friendly jurisdictions located in low-risk countries with supportive foreign investment and resource acts as well as rule-of-law. Our portfolio includes various global projects (Botswana, Greenland, Canada and Morocco) that complements our flagship Selebi Ni-Cu-Co sulphide mine located in Selebi-Phikwe, Botswana.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has collectively worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like Selebi and Selkirk. PNRL's team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward‐looking statements" within the meaning of applicable Canadian securities laws, including: management's perceptions of historical trends; current conditions and expected future developments; the utility and significance of historic data; the ability of exploration work (including drilling) to accurately predict mineralization; the ability to generate additional drill targets and the ability of management to understand the geology and potential of the Selkirk Mine. These forward‐looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements reflect assumptions that management believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking information made in this news release concerning the Company, see (i) the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company, and (ii) the risk factors outlined in the filing statement of the Company dated July 22, 2022, both of which are available electronically on SEDAR (www.sedar.com) under PNRL's issuer profile. The forward‐looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.